EXHIBIT 21.1

SUBSIDIARIES OF PEGASYSTEMS INC*

Name of Subsidiary	State or Jurisdiction of Entity
Pegasystems BV	Netherlands
Pegasystems France	France
Pegasystems GmbH	Germany
Pegasystems Limited	United Kingdom
Pegasystems PTY Limited	Australia
Pegasystems Software Limited sp. z.o.o.	Poland
Pegasystems Worldwide India Private Limited	India
* Omits subsidiaries, which, considered in the aggregate, would not constitute a significant subsidiary.
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